Mail Stop 3561

June 22, 2010

George H. Glatfelter II, CEO
P. H. Glatfelter Company
96 South George Street, Suite 500
York, Pennsylvania 17401

> **Re:** **P. H. Glatfelter Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-03560**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-03560**

Dear Mr. Glatfelter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1.   We note a number of your material agreements filed as exhibits to your annual report omit various schedules, exhibits, annexes, and/or appendixes: Exhibits 10(l), (m), (n), (p), (w), and (y). We also note that Exhibit 10.1 to the Form 8-K filed May 3, 2010 omitted schedules or exhibits. Please file these exhibits in their entirety with all

schedules, exhibits, annexes, and/or appendices in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

Definitive Proxy Statement on Schedule 14A Filed March 30, 2010

Corporate Governance and Board of Directors, page 11

2.   We note your chief executive officer also serves as your chairman of the board. Please supplementally advise us whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board and your risk oversight. Also confirm that you will provide this disclosure in future filings, as required by Item 407(h) of Regulation S-K.

Compensation, Discussion and Analysis, page 18

Long-Term Incentives, page 22

3.   We note your 2008 cash Long Term Incentive Plan ("cash LTIP") compensation was based on "preset financial targets by the end of a specified multi-year period." On page 22, you disclose that these targets are operating net income and return on capital employed, but do not provide the quantitative disclosure of the necessary targets to be achieved for your named executive officers to earn their cash LTIP compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. To the extent that it is appropriate to omit specific targets, please provide us the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: John P. Jacunski, CFO
        Fax: (717) 846-7208